Exhibit 99.1

Volvo: Invitation to Press and Tele Conference

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 25, 2007--Volvo hereby invites the media to a press conference on Friday, February 2 in conjunction with the release of the Volvo Group's report on the fourth quarter 2006.

Time: 10.00 hrs AM CET Place: Sparvagnshallarna, Birger Jarlsgatan, 57 A, SE-113 81 Stockholm, Tel +46 8 15 22 44

Volvo will be represented at the press conference by CEO Leif Johansson, among other Volvo executives. Volvo's report is scheduled to be released at about 7.30 AM CET on February 2. The press conference will be webcast via Internet on www.volvo.com and it will also be possible to participate and ask questions via telephone. For those who wish to participate in the press conference by telephone, please call +44 (0)20 7365 1832 (UK), +1 718 354 1157 (US) or +46 (0)8 5876 9445 (Sweden) 5-10 minutes prior to the start.

Analyst tele conference 3.00 PM CET The numbers that apply are +44 (0)20 7806 1955 (UK), +1 718 354 1388 (US) or +46 (0)8 5352 6408 (Sweden). The tele conference will be webcast on www.volvo.com. To download the presentation please go to www.volvo.com. For replay go to www.volvo.com under investors.

Welcome!

January 25, 2007

The Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

Note to TV/radio broadcasters: Video footage where CEO Leif Johansson comments the results will be available for download on www.volvo.com under News&Media from 7.30 AM CET on February 2. To register, please go to www.thenewsmarket.com.

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/19/63/wkr0001.pdf

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27